FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	1003197 ~~0001265671~~
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 30, 2003, Series 2003-2	333-108195

Name of Person Filing the Document
(If Other than the Registrant)

03033780

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 30, 2003

FINANCIAL ASSET SECURITIES CORP.

By: ____________________

Name: Frank Y. Skibo

Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Equifirst Mortgage Loan Trust 2003-2

EquiFirst

$452,211,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Ocwen Federal Bank FSB
Servicer

EFC Holdings Corporation
Originator

RBS Greenwich Capital
Underwriter

Preliminary Term Sheet ***Date Prepared: September 23, 2003***

Equifirst Mortgage Loan Trust 2003-2

$452,211,000 (Approximate)

Offered Certificates
Fixed and Hybrid Adjustable Rate Mortgage Loans

Class[1,3]	Principal Amount ($)	WAL (Years) Rate Chg or Call/Mat[2]	Payment (Mths) Rate Chg or Call/Mat[2]	Fixed Rate/Libor Margin	Certificate Type	Expected Rating S&P/Moody's/Fitch
I-A1	$233,748,000	1.45 / 2.45	1-24 / 1-174	2.47	Hybrid Senior	AAA / Aaa / AAA
II-A2	$49,144,000	2.63 / 2.99	1-82 / 1-209	[3.75]	Fixed Rate Senior	AAA / Aaa / AAA
III-A3	$81,945,000	1.45 / 2.45	1-24 / 1-174	2.47	Hybrid Senior	AAA / Aaa / AAA
M-1	$30,442,000	4.79 / 5.31	41-82 / 41-175	L + 70	Floating Rate Sub	AA / Aa2 / AA
M-2	$25,562,000	4.69 / 5.15	39-82 / 39-146	L + 170	Floating Rate Sub	A / A2 / A
M-3	$6,971,000	4.66 / 5.08	39-82 / 39-129	L + 215	Floating Rate Sub	A- / A3 / A-
M-4	$6,971,000	4.64 / 5.02	38-82 / 38-123	L + 335	Floating Rate Sub	BBB+ / Baa1 / BBB+
M-5	$6,971,000	4.63 / 4.96	38-82 / 38-115	L + 425	Floating Rate Sub	BBB / Baa2 / BBB
M-6	$6,971,000	4.62 / 4.85	37-82 / 37-106	L + 425	Floating Rate Sub	BBB- / Baa3 / BBB-
B-1[4]	$3,486,000	4.61 / 4.72	37-82 / 37-93	6.00	Fixed Rate Sub	BB+ / NA / BB+
Total	**$452,211,000**					

(1) *The Class I-A1Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), the Class II-A2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein), and the Class III-A3 Certificates are backed primarily by the cash flow from the Group III Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans, Group II Mortgage Loans and the Group III Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows for the Class I-A1 and Class III-A3 Certificates are shown to the Rate Change Date (as described herein) and to maturity. The WAL and Payment Windows for the Class II-A2 Certificates and the Subordinate Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Class I-A1 and Class III-A3 Certificates initially have fixed pass-through rates, but the pass-through rate for each such class will adjust to One Month LIBOR plus the related margin on the first Distribution Date after the Rate Change Date (as defined herein). The Class I-A1 and Class III-A3 Certificates are priced to the Rate Change Date. The Class II-A2 Certificates and the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are priced to the Clean-up Call Date and Class M-6 Certificates and Class B-1 Certificates are priced to maturity. The margin on the Class I-A1, Class III-A3 and the Class M Certificates will be equal to 1.5x the original margin and the fixed rate on the Class II-A2 Certificates and Class B-1 Certificates will increase by 0.50% after the Clean-up Call Date.*

(4) *The B-1 certificates will be offered privately pursuant to rule 144a of the Securities Act of 1933 to "Qualified Institutional Buyers".*

Depositor:	Financial Asset Securities Corp.
Servicer:	Ocwen Federal Bank FSB.
Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")

Trustee:	Deutsche Bank National Trust Company.
Originator:	EFC Holdings Corporation ("***Equifirst***"), a wholly owned subsidiary of Regions Bank.
Certificates:	The Class I-A1 Certificates (the "***Group I Certificates***"), the Class II-A2 Certificates (the "***Group II Certificates***"), the Class III-A3 Certificates (the "***Group III Certificates***" and together with the Group I and Group II Certificates, the "***Senior Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 Certificates (together, the "***Class M Certificates***")and Class B-1 Certificates (together, with the Class M Certificates the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***" The B-1 certificates will be offered privately pursuant to rule 144a of the Securities Act of 1933 to "Qualified Institutional Buyers" ***"Privately Offered Certificates"***.
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on September 15, 2003.
Expected Closing Date:	On or about September 30, 2003.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in October 2003.
Accrued Interest:	The price to be paid by investors for the Class I-A1, Class II-A2, Class III-A3 and Class B-1 Certificates will include accrued interest from September 16, 2003 up to, but not including, the Closing Date (14 days). The price to be paid by investors for the Class M Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for the Class I-A1, Class II-A2, Class III-A3 and Class B-1 Certificates the period beginning on the 16th day of the calendar month preceding the related Distribution Date and ending on the 15th day of the calendar month in which such Distribution Date occurs (on a 30/360 basis). The interest accrual period for each Distribution Date with respect to the Class M Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Optional Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-up Call Date***").

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $464,759,735 of primarily first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Mortgage Loans, Group II Mortgage Loans and Group III Mortgage Loans.

As of the Cut-off Date, the "***Group I Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $297,767,980. Approximately 30.37% of the Group I Mortgage Loans have fixed rates and approximately 69.63% of the Group I Mortgage Loans have hybrid adjustable rates. Approximately 66.83% of the Group I Mortgage Loans with hybrid adjustable rates have an initial rate adjustment occurring approximately two years following origination, approximately 33.17% of the Group I Mortgage Loans with hybrid adjustable rates have an initial rate adjustment occurring approximately three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Cut-off Date, the "***Group II Mortgage Loans***" consisted primarily of first lien, fixed rate conforming mortgage loans with an aggregate principal balance of approximately $62,602,883.05.

As of the Cut-off Date, the "***Group III Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $104,388,871.95. Approximately 30.27% of the Group III Mortgage Loans have fixed rates and approximately 69.73% of the Group III Mortgage Loans have hybrid adjustable rates. Approximately 66.83% of the Group III Mortgage Loans with hybrid adjustable rates have an initial rate adjustment occurring approximately two years following origination, approximately 33.17% of the Group III Mortgage Loans with hybrid adjustable rates have an initial rate adjustment occurring approximately three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

Rate Change Date: The Class I-A1 and Class III-A3 Certificates initially have fixed pass-through rates, but the pass-through rate for each such class will adjust to One Month LIBOR plus the related margin on the first Distribution Date after the Distribution Date in September 2005, the "***Rate Change Date.***"

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" for the Class I-A1 and Class III-A3 Certificates is (i) the related fixed rate on or prior to the Rate Change Date and (ii) One Month LIBOR plus the related margin for every Distribution Date thereafter. The Base Rate for the Class II-A2 and Class B-1 Certificates is the related fixed rate. The Base Rate for the Class M Certificates is One Month LIBOR plus the related margin.

Net WAC Rate: The "***Net WAC Rate***" will be equal to:

(i) With respect to the Class I-A1 Certificates, the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans, and
(ii) With respect to the Class II-A2 Certificates, the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans,
(iii) With respect to the Class III-A3 Certificates, the weighted average of the Adjusted Net Mortgage Rates of the Group III Mortgage Loans, and
(iv) With respect to the Subordinate Certificates, the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans, Group II Mortgage Loans and the Group III Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the aggregate certificate principal balance of the related Senior Certificates and, with respect to the Class M Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the related Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis in the case of the Class M Certificates).

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the related Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from October 2005 to February 2007. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of at least 9.50% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Senior Certificates, Subordinate Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 2.70% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:

(i) prior to the Stepdown Date, 2.70% of the aggregate principal balance of the Mortgage Loans as of the Closing Date, and

(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
  (a) 5.40% of the current balance of the Mortgage Loans;
  (b) 0.50% of the initial balance of the Mortgage Loans (the "OC Floor"), and
(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in October 2006 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 43.00%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	21.50%	43.00%
M-1	14.95%	29.90%
M-2	9.45%	18.90%
M-3	7.95%	15.90%
M-4	6.45%	12.90%
M-5	4.95%	9.90%
M-6	3.45%	6.90%
B-1	2.70%	5.40%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds 37.50% of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	Percentage
October 2006 – September 2007	3.75%
October 2007 – September 2008	5.50%
October 2008 – September 2009	7.25%
October 2009 and thereafter	8.50%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-1 Certificates, second to the Class M-6 Certificates, third to the Class M-5 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-3 Certificates, sixth to the Class M-2 Certificates and seventh, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates and ninth, monthly interest to the Class B-1 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates and eighth, monthly principal to the Class B-1 Certificates.
3) Excess Cashflow as follows: in each case as described under "Principal Paydown", first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates and lastly to the Class B-1 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed to the Class I-A1 Certificates until the aggregate principal balance thereof has been reduced to zero, principal allocated to the Group II Certificates will be distributed to the Class II-A2 Certificates until the aggregate principal balance thereof has been reduced to zero, and principal allocated to the Group III Certificates will be distributed to the Class III-A3 Certificates until the aggregate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth Class M-5 Certificates, sixth Class M-6 Certificates and seventh, to the Class B-1 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 43.00% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 29.90% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 18.90% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 15.90% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 12.90% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 9.90% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 6.90% credit enhancement and eighth, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 5.40% credit enhancement (subject, in each case, to any overcollateralization floors).

Available Funds Cap

Period	Effective Available Funds Cap Schedule (1)(2)	Period	Effective Available Funds Cap Schedule (1)(2)
1	N/A	31	10.31991%
2	N/A	32	9.98312%
3	N/A	33	10.32001%
4	N/A	34	9.98325%
5	N/A	35	10.32242%
6	N/A	36	10.31142%
7	N/A	37	9.97308%
8	N/A	38	10.30993%
9	N/A	39	9.97334%
10	N/A	40	10.31014%
11	N/A	41	10.31027%
12	N/A	42	9.85356%
13	N/A	43	10.30704%
14	N/A	44	9.97058%
15	N/A	45	10.30730%
16	N/A	46	9.97088%
17	N/A	47	10.30758%
18	N/A	48	10.30389%
19	N/A	49	9.96758%
20	N/A	50	10.30422%
21	N/A	51	9.96793%
22	N/A	52	9.82845%
23	N/A	53	9.80921%
24	N/A	54	9.79036%
25	8.21081%	55	9.77115%
26	10.00255%	56	9.75197%
27	10.33947%	57	9.73281%
28	10.00243%	58	9.71367%
29	10.33932%	59	9.69456%
30	10.34167%	60	9.67548%

(Continued on next page)

(1) The Available Funds Cap is calculated assuming current rate for all indices is 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Optional Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

(2) The Available Funds Cap = ((the cap contract notional balance * lesser of (i) one month LIBOR less the cap strike price and (ii) a cap ceiling rate of at least 9.50% less the cap strike price + net interest collections) / the collateral balance at the beginning of the related collection period)*12

Available Funds Cap

Period	Effective Available Funds Cap Schedule (1)(2)	Period	Effective Available Funds Cap Schedule (1)(2)
61	9.65642%	72	9.44930%
62	9.63740%	73	9.43073%
63	9.61842%	74	9.41221%
64	9.59947%	75	9.39374%
65	9.58055%	76	9.37533%
66	9.56167%	77	9.35697%
67	9.54284%	78	9.33867%
68	9.52404%	79	9.32042%
69	9.50529%	80	9.30223%
70	9.48658%	81	9.28410%
71	9.46791%	82	9.26604%

(1) The Available Funds Cap is calculated assuming current rate for all indices is 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Optional Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

(2) The Available Funds Cap = ((the cap contract notional balance * lesser of (i) one month LIBOR less the cap strike price and (ii) a cap ceiling rate of at least 9.50% less the cap strike price + net interest collections) / the collateral balance at the beginning of the related collection period)*12

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A1 Certificates to Rate Change Date

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	1.96	1.70	1.57	1.45	1.33	1.21	1.09
MDUR (yr)	1.89	1.64	1.52	1.40	1.29	1.18	1.06
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	09/25/05	09/25/05	09/25/05	09/25/05	09/25/05	09/25/05	09/25/05

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	15.22	4.94	3.56	2.63	1.99	1.43	1.19
MDUR (yr)	10.78	4.17	3.13	2.38	1.84	1.35	1.14
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	09/25/31	10/25/16	12/25/12	07/25/10	01/25/09	09/25/06	03/25/06

Class II-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	15.24	5.35	3.99	2.99	2.29	1.43	1.19
MDUR (yr)	10.78	4.39	3.40	2.63	2.06	1.35	1.14
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	08/25/32	01/25/30	01/25/26	02/25/21	02/25/18	09/25/06	03/25/06

Class III-A3 Certificates to Rate Change Date

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	1.96	1.70	1.58	1.45	1.33	1.21	1.10
MDUR (yr)	1.89	1.64	1.52	1.40	1.29	1.18	1.07
First Prin Pay	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03	10/25/03
Last Prin Pay	09/25/05	09/25/05	09/25/05	09/25/05	09/25/05	09/25/05	09/25/05

Weighted Average Life Tables

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.27	8.69	6.07	4.79	4.61	4.20	3.47
MDUR (yr)	20.00	7.89	5.66	4.54	4.38	4.01	3.33
First Prin Pay	10/25/24	12/25/07	10/25/06	02/25/07	08/25/07	09/25/06	03/25/06
Last Prin Pay	09/25/31	10/25/16	12/25/12	07/25/10	01/25/09	01/25/08	04/25/07

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.41	9.43	6.72	5.31	5.02	6.09	4.99
MDUR (yr)	20.08	8.44	6.18	4.98	4.74	5.68	4.71
First Prin Pay	10/25/24	12/25/07	10/25/06	02/25/07	08/25/07	09/25/06	03/25/06
Last Prin Pay	01/25/33	09/25/27	12/25/22	04/25/18	09/25/15	01/25/14	03/25/12

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.21	8.69	6.07	4.69	4.14	4.13	3.41
MDUR (yr)	17.69	7.49	5.45	4.31	3.85	3.84	3.21
First Prin Pay	07/25/24	12/25/07	10/25/06	12/25/06	03/25/07	06/25/07	10/25/06
Last Prin Pay	09/25/31	10/25/16	12/25/12	07/25/10	01/25/09	01/25/08	04/25/07

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.34	9.36	6.66	5.15	4.50	4.46	3.69
MDUR (yr)	17.75	7.93	5.87	4.67	4.15	4.13	3.45
First Prin Pay	07/25/24	12/25/07	10/25/06	12/25/06	03/25/07	06/25/07	10/25/06
Last Prin Pay	11/25/32	08/25/24	01/25/19	11/25/15	03/25/13	07/25/11	02/25/10

Weighted Average Life Tables

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.20	8.69	6.07	4.66	4.01	3.80	3.15
MDUR (yr)	16.79	7.32	5.36	4.22	3.69	3.52	2.95
First Prin Pay	06/25/24	12/25/07	10/25/06	12/25/06	01/25/07	04/25/07	09/25/06
Last Prin Pay	09/25/31	10/25/16	12/25/12	07/25/10	01/25/09	01/25/08	04/25/07

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.33	9.29	6.63	5.08	4.33	4.08	3.37
MDUR (yr)	16.84	7.70	5.75	4.54	3.95	3.75	3.14
First Prin Pay	06/25/24	12/25/07	10/25/06	12/25/06	01/25/07	04/25/07	09/25/06
Last Prin Pay	09/25/32	07/25/22	02/25/18	06/25/14	02/25/12	08/25/10	05/25/09

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.20	8.69	6.07	4.64	3.96	3.71	3.07
MDUR (yr)	14.68	6.90	5.12	4.06	3.54	3.34	2.81
First Prin Pay	06/25/24	12/25/07	10/25/06	11/25/06	01/25/07	02/25/07	07/25/06
Last Prin Pay	09/25/31	10/25/16	12/25/12	07/25/10	01/25/09	01/25/08	04/25/07

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.32	9.23	6.58	5.02	4.26	3.96	3.27
MDUR (yr)	14.72	7.19	5.44	4.33	3.76	3.54	2.97
First Prin Pay	06/25/24	12/25/07	10/25/06	11/25/06	01/25/07	02/25/07	07/25/06
Last Prin Pay	08/25/32	10/25/21	06/25/17	12/25/13	09/25/11	04/25/10	02/25/09

Weighted Average Life Tables

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.19	8.69	6.07	4.63	3.93	3.62	3.00
MDUR (yr)	13.34	6.60	4.96	3.95	3.43	3.20	2.70
First Prin Pay	05/25/24	12/25/07	10/25/06	11/25/06	12/25/06	01/25/07	06/25/06
Last Prin Pay	09/25/31	10/25/16	12/25/12	07/25/10	01/25/09	01/25/08	04/25/07

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.31	9.14	6.51	4.96	4.18	3.84	3.18
MDUR (yr)	13.37	6.82	5.21	4.17	3.61	3.36	2.84
First Prin Pay	05/25/24	12/25/07	10/25/06	11/25/06	12/25/06	01/25/07	06/25/06
Last Prin Pay	07/25/32	10/25/20	08/25/16	04/25/13	03/25/11	11/25/09	10/25/08

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.19	8.69	6.07	4.62	3.89	3.56	2.95
MDUR (yr)	13.34	6.60	4.96	3.94	3.41	3.15	2.66
First Prin Pay	05/25/24	12/25/07	10/25/06	10/25/06	11/25/06	12/25/06	05/25/06
Last Prin Pay	09/25/31	10/25/16	12/25/12	07/25/10	01/25/09	01/25/08	04/25/07

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.28	8.99	6.38	4.85	4.07	3.71	3.07
MDUR (yr)	13.36	6.75	5.14	4.10	3.53	3.27	2.75
First Prin Pay	05/25/24	12/25/07	10/25/06	10/25/06	11/25/06	12/25/06	05/25/06
Last Prin Pay	05/25/32	06/25/19	08/25/15	07/25/12	07/25/10	05/25/09	05/25/08

Mortgage Loans
As of the Cut-off Date

Number Of Loans	3,690				
Total Outstanding Principal Balance	$464,759,735.21				
			Minimum	**Maximum**	
Average Original Loan Amount	$126,710.39		$30,000.00	$595,000.00	
Average Outstanding Principal Balance	$125,951.15		$28,051.34	$592,497.25	
Weighted Average Current Loan Rate	7.427	%	5.090	11.250	%
ARM Characteristics					
Weighted Average Gross Margin	6.851	%	4.900	10.450	%
Weighted Average Maximum Loan Rate	13.370	%	11.090	17.000	%
Weighted Average Minimum Loan Rate	7.370	%	5.090	11.000	%
Weighted Average Initial Periodic Rate Cap	3.000	%	3.000	3.000	%
Weighted Average Periodic Rate Cap	1.000	%	1.000	1.000	%
Weighted Average Months To Roll	21	months	13	32	months
Weighted Average Original Term	337.08	months	60.00	360.00	months
Weighted Average Remaining Term	330.73	months	56.00	357.00	months
Weighted Average Original LTV	93.99	%	14.56	100.00	%
Weighted Average Credit Score	663		502	818	
First Pay Date			Nov 01, 2002	Jun 26, 2003	
Maturity Date			May 10, 2008	May 26, 2033	

Top Lien Position Concentrations ($)	100.00 % First Lien
Top Balloon Flag Concentrations ($)	90.29 % Fully Amortizing, 9.71 % Balloon
Top Property State Concentrations ($)	8.91 % Pennsylvania, 6.75 % North Carolina, 6.69 % Ohio
Maximum Zip Code Concentration ($)	0.32 % 18301

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
28,051 - 50,000	191	$8,108,620.34	1.74%
50,001 - 100,000	1,345	103,642,469.17	22.30
100,001 - 150,000	1,117	138,260,907.80	29.75
150,001 - 200,000	615	105,663,232.81	22.74
200,001 - 250,000	237	52,813,962.95	11.36
250,001 - 300,000	109	29,763,602.70	6.40
300,001 - 350,000	51	16,469,595.60	3.54
350,001 - 400,000	20	7,474,680.24	1.61
450,001 - 500,000	3	1,432,322.91	0.31
500,001 - 550,000	1	537,843.44	0.12
550,001 - 592,497	1	592,497.25	0.13
TOTAL	3,690	$464,759,735.21	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
60	1	$28,051.34	0.01%
120	20	1,207,302.15	0.26
180	466	53,394,636.25	11.49
240	61	5,698,111.60	1.23
300	7	956,418.70	0.21
360	3,135	403,475,215.17	86.81
TOTAL	3,690	$464,759,735.21	100.00%

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
56 - 56	1	$28,051.34	0.01%
111 - 112	6	269,022.28	0.06
113 - 114	8	664,198.27	0.14
115 - 116	6	274,081.60	0.06
169 - 170	3	372,471.53	0.08
171 - 172	173	19,359,655.60	4.17
173 - 174	151	18,157,762.27	3.91
175 - 176	138	15,384,992.49	3.31
177 - 178	1	119,754.36	0.03
231 - 232	26	2,252,870.15	0.48
233 - 234	15	1,406,687.90	0.30
235 - 236	20	2,038,553.55	0.44
291 - 292	4	605,683.46	0.13
295 - 296	3	350,735.24	0.08
349 - 350	26	3,361,089.54	0.72
351 - 352	1,026	128,637,682.75	27.68
353 - 354	980	128,300,056.14	27.61
355 - 356	1,097	142,229,490.68	30.60
357 - 357	6	946,896.06	0.20
TOTAL	3,690	$464,759,735.21	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	3,468	$436,188,517.89	93.85%
Condominium	96	10,556,341.24	2.27
Townhouse	71	9,631,054.45	2.07
Two-Four Family	55	8,383,821.63	1.80
TOTAL	3,690	$464,759,735.21	100.00%

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	3,595	$458,035,142.10	98.55%
Investor	95	6,724,593.11	1.45
TOTAL	3,690	$464,759,735.21	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	1,824	$231,176,500.69	49.74%
Purchase	1,394	171,146,732.67	36.82
Rate/Term Refinance	467	61,860,405.77	13.31
Land Contract	5	576,096.08	0.12
TOTAL	3,690	$464,759,735.21	100.00%

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
14.56 - 15.00	1	$37,827.68	0.01%
25.01 - 30.00	2	109,075.38	0.02
30.01 - 35.00	2	80,929.26	0.02
35.01 - 40.00	4	331,650.06	0.07
40.01 - 45.00	9	508,006.14	0.11
45.01 - 50.00	18	1,005,482.68	0.22
50.01 - 55.00	21	1,595,064.36	0.34
55.01 - 60.00	25	1,924,522.05	0.41
60.01 - 65.00	27	2,132,827.59	0.46
65.01 - 70.00	68	6,976,792.22	1.50
70.01 - 75.00	111	11,901,814.24	2.56
75.01 - 80.00	282	30,243,350.34	6.51
80.01 - 85.00	295	32,334,731.03	6.96
85.01 - 90.00	418	55,257,204.44	11.89
90.01 - 95.00	243	35,439,911.27	7.63
95.01 - 100.00	2,164	284,880,546.47	61.30
TOTAL	3,690	$464,759,735.21	100.00%

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	159	$18,916,379.35	4.07%
Arizona	2	353,461.98	0.08
Arkansas	65	6,710,552.89	1.44
California	19	4,613,314.91	0.99
Colorado	53	9,643,342.82	2.07
Connecticut	13	2,240,124.18	0.48
Delaware	49	7,284,567.85	1.57
Florida	232	29,698,598.64	6.39
Georgia	34	4,029,513.60	0.87
Illinois	78	11,963,611.16	2.57
Indiana	140	13,598,491.57	2.93
Iowa	23	2,487,393.37	0.54
Kansas	36	4,368,417.88	0.94
Kentucky	79	8,757,436.95	1.88
Louisiana	82	9,467,777.71	2.04
Maine	15	2,077,886.90	0.45
Maryland	72	12,206,889.95	2.63
Massachusetts	30	5,229,323.54	1.13
Michigan	232	27,638,579.37	5.95
Minnesota	82	13,324,849.65	2.87
Mississippi	43	4,101,919.28	0.88
Missouri	148	17,364,230.76	3.74
Nebraska	39	4,440,091.28	0.96
New Hampshire	31	6,209,212.03	1.34
New Jersey	61	10,431,091.03	2.24
New Mexico	10	1,113,040.98	0.24
New York	73	10,558,142.42	2.27
North Carolina	261	31,379,280.75	6.75
Ohio	262	31,100,375.62	6.69
Oklahoma	82	8,180,720.52	1.76
Oregon	4	698,964.52	0.15
Pennsylvania	336	41,419,009.94	8.91
Rhode Island	12	2,237,189.22	0.48
South Carolina	94	10,939,734.92	2.35
South Dakota	4	348,999.24	0.08

(Continued)

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
(Continued)			
Tennessee	208	24,935,615.28	5.37
Texas	175	17,614,107.60	3.79
Utah	1	174,573.50	0.04
Vermont	1	146,106.93	0.03
Virginia	184	25,715,085.23	5.53
Washington	2	283,008.59	0.06
West Virginia	34	3,186,337.49	0.69
Wisconsin	128	17,304,809.75	3.72
Wyoming	2	267,574.06	0.06
TOTAL	3,690	$464,759,735.21	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	3,310	$411,945,026.73	88.64%
No Income Verification	353	48,328,089.79	10.40
Alternative Documentation	27	4,486,618.69	0.97
TOTAL	3,690	$464,759,735.21	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
502 - 525	14	$1,253,818.63	0.27%
526 - 550	72	6,182,676.46	1.33
551 - 575	151	16,244,078.53	3.50
576 - 600	242	28,435,923.89	6.12
601 - 625	497	57,627,551.53	12.40
626 - 650	817	100,259,872.70	21.57
651 - 675	574	74,667,263.67	16.07
676 - 700	463	62,313,741.72	13.41
701 - 725	395	54,638,263.34	11.76
726 - 750	247	33,027,194.14	7.11
751 - 775	146	19,486,524.40	4.19
776 - 800	65	9,519,433.86	2.05
801 - 818	7	1,103,392.34	0.24
TOTAL	3,690	$464,759,735.21	100.00%

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.090 - 6.000	86	$14,797,285.69	3.18%
6.001 - 7.000	998	150,821,566.49	32.45
7.001 - 8.000	1,621	202,764,249.07	43.63
8.001 - 9.000	784	79,870,927.51	17.19
9.001 - 10.000	164	14,104,812.65	3.03
10.001 - 11.000	33	2,229,821.91	0.48
11.001 - 11.250	4	171,071.89	0.04
TOTAL	3,690	$464,759,735.21	100.00%

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.900 - 5.000	2	$523,514.83	0.19%
5.001 - 6.000	212	33,214,753.14	11.86
6.001 - 7.000	1,038	142,083,877.50	50.72
7.001 - 8.000	702	84,084,538.72	30.02
8.001 - 9.000	179	17,358,055.38	6.20
9.001 - 10.000	30	2,745,252.45	0.98
10.001 - 10.450	2	101,046.63	0.04
TOTAL	2,165	$280,111,038.65	100.00%

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.090 - 12.000	67	$11,215,604.27	4.00%
12.001 - 13.000	626	91,401,782.98	32.63
13.001 - 14.000	967	125,051,449.51	44.64
14.001 - 15.000	404	43,176,598.77	15.41
15.001 - 16.000	90	8,321,126.62	2.97
16.001 - 17.000	11	944,476.50	0.34
TOTAL	2,165	$280,111,038.65	100.00%

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.090 - 6.000	67	$11,215,604.27	4.00%
6.001 - 7.000	626	91,401,782.98	32.63
7.001 - 8.000	967	125,051,449.51	44.64
8.001 - 9.000	404	43,176,598.77	15.41
9.001 - 10.000	90	8,321,126.62	2.97
10.001 - 11.000	11	944,476.50	0.34
TOTAL	2,165	$280,111,038.65	100.00%

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000	2,165	$280,111,038.65	100.00%
TOTAL	**2,165**	**$280,111,038.65**	**100.00%**

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	2,165	$280,111,038.65	100.00%
TOTAL	**2,165**	**$280,111,038.65**	**100.00%**

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	1,465	$189,549,403.60	40.78%
Fixed Rate 30 Year	970	123,364,176.52	26.54
3/27 6 Mo LIBOR ARM	700	90,561,635.05	19.49
Balloon 15/30	361	45,109,682.68	9.71
Fixed Rate 15 Year	105	8,284,953.57	1.78
Fixed Rate 20 Year	61	5,698,111.60	1.23
Fixed Rate 10 Year	20	1,207,302.15	0.26
Fixed Rate 25 Year	7	956,418.70	0.21
Fixed Rate 5 Year	1	28,051.34	0.01
TOTAL	3,690	$464,759,735.21	100.00%

Delinquency Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	3,619	$456,638,468.89	98.25%
30 Days Delinquent	71	8,121,266.32	1.75
TOTAL	3,690	$464,759,735.21	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Prepayment Penalty	3,272	$420,481,550.10	90.47%
No Prepayment Penalty	418	44,278,185.11	9.53
TOTAL	3,690	$464,759,735.21	100.00%

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	418	$44,278,185.11	9.53%
12	104	14,574,289.89	3.14
24	866	115,825,436.40	24.92
30	57	11,311,136.87	2.43
36	2,245	278,770,686.94	59.98
TOTAL	3,690	$464,759,735.21	100.00%

Group I Mortgage Loans
As of the Cut-off Date

Number Of Loans	2,415				
Total Outstanding Principal Balance	$297,767,980.21				
			Minimum	**Maximum**	
Average Original Loan Amount	$124,019.19		$30,000.00	$321,000.00	
Average Outstanding Principal Balance	$123,299.37		$29,803.07	$319,432.05	
Weighted Average Current Loan Rate	7.428	%	5.090	11.250	%
ARM Characteristics					
Weighted Average Gross Margin	6.860	%	5.100	10.450	%
Weighted Average Maximum Loan Rate	13.380	%	11.090	17.000	%
Weighted Average Minimum Loan Rate	7.380	%	5.090	11.000	%
Weighted Average Initial Periodic Rate Cap	3.000	%	3.000	3.000	%
Weighted Average Periodic Rate Cap	1.000	%	1.000	1.000	%
Weighted Average Months To Roll	21	months	14	32	months
Weighted Average Original Term	342.44	months	120.00	360.00	months
Weighted Average Remaining Term	336.10	months	111.00	357.00	months
Weighted Average Original LTV	94.13	%	25.75	100.00	%
Weighted Average Credit Score	660		507	818	
First Pay Date			Nov 01, 2002	Jun 26, 2003	
Maturity Date			Dec 08, 2012	May 26, 2033	

Top Lien Position Concentrations ($)	100.00 % First Lien
Top Balloon Flag Concentrations ($)	92.40 % Fully Amortizing, 7.60 % Balloon
Top Property State Concentrations ($)	8.76 % Pennsylvania, 7.11 % Florida, 7.05 % North Carolina
Maximum Zip Code Concentration ($)	0.50 % 18301

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
29,803 - 50,000	115	$4,913,051.60	1.65%
50,001 - 100,000	886	68,544,757.23	23.02
100,001 - 150,000	758	93,843,797.84	31.52
150,001 - 200,000	408	70,217,439.41	23.58
200,001 - 250,000	161	35,801,182.76	12.02
250,001 - 300,000	69	18,897,908.88	6.35
300,001 - 319,432	18	5,549,842.49	1.86
TOTAL	2,415	$297,767,980.21	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	11	$691,379.76	0.23%
180	234	26,376,233.58	8.86
240	26	2,406,191.71	0.81
300	4	436,516.74	0.15
360	2,140	267,857,658.42	89.96
TOTAL	2,415	$297,767,980.21	100.00%

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
111 - 112	2	$71,992.83	0.02%
113 - 114	4	399,832.22	0.13
115 - 116	5	219,554.71	0.07
169 - 170	1	102,760.92	0.03
171 - 172	80	8,791,804.17	2.95
173 - 174	89	10,768,555.63	3.62
175 - 176	63	6,593,358.50	2.21
177 - 178	1	119,754.36	0.04
231 - 232	9	630,853.08	0.21
233 - 234	8	684,953.14	0.23
173 - 174	9	1,090,385.49	0.37
291 - 292	2	205,241.75	0.07
295 - 296	2	231,274.99	0.08
349 - 350	20	2,573,140.66	0.86
351 - 352	686	83,874,698.54	28.17
353 - 354	671	85,179,164.50	28.61
355 - 356	759	95,686,209.79	32.13
357 - 357	4	544,444.93	0.18
TOTAL	2,415	$297,767,980.21	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	Principal Balance Outstanding as of the Cut-off Date
Single Family	2,273	$279,615,036.28	93.90%
Condominium	59	6,587,236.18	2.21
Townhouse	47	6,268,974.20	2.11
Two-Four Family	36	5,296,733.55	1.78
TOTAL	2,415	$297,767,980.21	100.00%

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	2,359	$293,553,106.71	98.58%
Investor	56	4,214,873.50	1.42
TOTAL	2,415	$297,767,980.21	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	1,151	$144,495,300.72	49.00%
Purchase	964	114,276,514.86	38.38
Rate/Term Refinance	296	38,602,439.11	12.96
Land Contract	4	393,725.52	0.13
TOTAL	2,415	$297,767,980.21	100.00%

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25.75 - 30.00	2	$109,075.38	0.04%
30.01 - 35.00	1	38,740.22	0.01
35.01 - 40.00	1	39,601.14	0.01
40.01 - 45.00	5	278,768.04	0.09
45.01 - 50.00	11	457,186.45	0.15
50.01 - 55.00	12	1,119,033.62	0.38
55.01 - 60.00	16	1,292,791.68	0.43
60.01 - 65.00	15	1,322,922.48	0.44
65.01 - 70.00	47	4,852,120.23	1.63
70.01 - 75.00	74	7,702,226.99	2.59
75.01 - 80.00	159	16,949,818.14	5.69
80.01 - 85.00	198	21,483,120.80	7.21
85.01 - 90.00	280	35,782,488.89	12.02
90.01 - 95.00	161	23,543,719.46	7.91
95.01 - 100.00	1,433	182,796,366.69	61.39
TOTAL	2,415	$297,767,980.21	100.00%

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	87	$10,251,595.11	3.44%
Arizona	1	179,392.82	0.06
Arkansas	38	3,947,370.64	1.33
California	12	2,390,223.69	0.80
Colorado	41	7,118,845.65	2.39
Connecticut	9	1,517,591.63	0.51
Delaware	25	3,542,108.15	1.19
Florida	170	21,161,402.41	7.11
Georgia	20	2,653,097.32	0.89
Illinois	54	7,756,699.79	2.60
Indiana	101	9,582,645.15	3.22
Iowa	14	1,482,544.02	0.50
Kansas	25	3,525,175.24	1.18
Kentucky	45	5,090,988.61	1.71
Louisiana	55	6,111,580.97	2.05
Maine	12	1,569,167.08	0.53
Maryland	44	6,849,499.09	2.30
Massachusetts	20	3,263,137.78	1.10
Michigan	165	19,550,230.12	6.57
Minnesota	59	9,286,246.20	3.12
Mississippi	25	2,517,858.04	0.85
Missouri	110	12,583,627.28	4.23
Nebraska	26	3,038,606.65	1.02
New Hampshire	18	3,478,899.70	1.17
New Jersey	43	6,799,297.76	2.28
New Mexico	7	813,919.94	0.27
New York	41	6,082,529.19	2.04
North Carolina	178	20,986,188.54	7.05
Ohio	174	19,918,409.71	6.69
Oklahoma	53	5,398,467.96	1.81
Oregon	2	418,378.69	0.14
Pennsylvania	222	26,099,151.36	8.76
Rhode Island	8	1,411,607.88	0.47
South Carolina	57	6,456,022.06	2.17
South Dakota	2	127,852.58	0.04

(Continued)

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
(Continued)			
Tennessee	114	12,910,313.88	4.34
Texas	102	10,877,931.89	3.65
Utah	1	174,573.50	0.06
Vermont	1	146,106.93	0.05
Virginia	123	16,686,064.81	5.60
Washington	1	116,025.69	0.04
West Virginia	20	1,651,816.30	0.55
Wisconsin	89	12,066,848.38	4.05
Wyoming	1	177,940.02	0.06
TOTAL	2,415	$297,767,980.21	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,169	$263,797,266.49	88.59%
No Income Verification	228	30,827,975.24	10.35
Alternative Documentation	18	3,142,738.48	1.06
TOTAL	2,415	$297,767,980.21	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
507 - 525	10	$721,640.25	0.24%
526 - 550	51	4,674,003.00	1.57
551 - 575	111	12,040,375.25	4.04
576 - 600	157	18,258,908.69	6.13
601 - 625	333	39,286,578.38	13.19
626 - 650	535	65,084,358.45	21.86
651 - 675	386	48,356,428.56	16.24
676 - 700	302	40,298,852.25	13.53
701 - 725	249	32,389,109.25	10.88
726 - 750	153	19,879,483.11	6.68
751 - 775	93	12,141,990.87	4.08
776 - 800	32	4,220,348.06	1.42
801 - 818	3	415,904.09	0.14
TOTAL	2,415	$297,767,980.21	100.00%

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.090 - 6.000	57	$8,479,333.96	2.85%
6.001 - 7.000	684	98,375,572.26	33.04
7.001 - 8.000	1,036	127,870,084.44	42.94
8.001 - 9.000	503	51,436,978.82	17.27
9.001 - 10.000	112	10,047,619.69	3.37
10.001 - 11.000	22	1,524,222.65	0.51
11.001 - 11.250	1	34,168.39	0.01
TOTAL	2,415	$297,767,980.21	100.00%

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.100 - 6.000	164	$23,940,621.37	11.55%
6.001 - 7.000	780	104,468,714.40	50.39
7.001 - 8.000	542	62,873,863.54	30.33
8.001 - 9.000	142	13,318,236.66	6.42
9.001 - 10.000	28	2,623,247.82	1.27
10.001 - 10.450	2	101,046.63	0.05
TOTAL	1,658	$207,325,730.42	100.00%

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.090 - 12.000	50	$7,473,709.03	3.60%
12.001 - 13.000	495	69,767,889.35	33.65
13.001 - 14.000	711	89,628,821.86	43.23
14.001 - 15.000	319	32,935,933.29	15.89
15.001 - 16.000	72	6,574,900.39	3.17
16.001 - 17.000	11	944,476.50	0.46
TOTAL	1,658	$207,325,730.42	100.00%

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.090 - 6.000	50	$7,473,709.03	3.60%
6.001 - 7.000	495	69,767,889.35	33.65
7.001 - 8.000	711	89,628,821.86	43.23
8.001 - 9.000	319	32,935,933.29	15.89
9.001 - 10.000	72	6,574,900.39	3.17
10.001 - 11.000	11	944,476.50	0.46
TOTAL	1,658	$207,325,730.42	100.00%

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000	1,658	$207,325,730.42	100.00%
TOTAL	1,658	$207,325,730.42	100.00%

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	1,658	$207,325,730.42	100.00%
TOTAL	1,658	$207,325,730.42	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	1,114	$138,565,720.89	46.53%
3/27 6 Mo LIBOR ARM	544	68,760,009.53	23.09
Fixed Rate 30 Year	482	60,531,928.00	20.33
Balloon 15/30	187	22,641,351.44	7.60
Fixed Rate 15 Year	47	3,734,882.14	1.25
Fixed Rate 20 Year	26	2,406,191.71	0.81
Fixed Rate 10 Year	11	691,379.76	0.23
Fixed Rate 25 Year	4	436,516.74	0.15
TOTAL	2,415	$297,767,980.21	100.00%

Delinquency Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	2,368	$292,826,472.92	98.34%
30 Days Delinquent	47	4,941,507.29	1.66
TOTAL	2,415	$297,767,980.21	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Prepayment Penalty	2,129	$267,180,162.79	89.73%
No Prepayment Penalty	286	30,587,817.42	10.27
TOTAL	2,415	$297,767,980.21	100.00%

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	286	$30,587,817.42	10.27%
12	58	8,368,355.20	2.81
24	659	85,756,634.06	28.80
30	36	7,079,602.02	2.38
36	1,376	165,975,571.51	55.74
TOTAL	2,415	$297,767,980.21	100.00%

Group II Mortgage Loans
As of the Cut-off Date

			Minimum	Maximum	
Number Of Loans	540				
Total Outstanding Principal Balance	$62,602,883.05				
Average Original Loan Amount	$116,755.43		$30,000.00	$320,000.00	
Average Outstanding Principal Balance	$115,931.26		$28,051.34	$317,909.58	
Weighted Average Current Loan Rate	7.551	%	5.750	11.100	%
Weighted Average Original Term	301.91	months	60.00	360.00	months
Weighted Average Remaining Term	295.53	months	56.00	356.00	months
Weighted Average Original LTV	93.31	%	35.43	100.00	%
Weighted Average Credit Score	680		518	806	
First Pay Date			Dec 04, 2002	Jun 14, 2003	
Maturity Date			May 10, 2008	May 14, 2033	

Top Lien Position Concentrations ($)	100.00 % First Lien
Top Balloon Flag Concentrations ($)	77.01 % Fully Amortizing, 22.99 % Balloon
Top Property State Concentrations ($)	12.74 % Pennsylvania, 9.21 % Tennessee, 6.41 % North Carolina
Maximum Zip Code Concentration ($)	0.89 % 76051

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
28,051 - 50,000	46	$1,935,743.73	3.09%
50,001 - 100,000	217	16,384,674.83	26.17
100,001 - 150,000	144	17,757,210.56	28.36
150,001 - 200,000	81	13,773,257.27	22.00
200,001 - 250,000	33	7,383,369.20	11.79
250,001 - 300,000	15	4,108,095.64	6.56
300,001 - 317,910	4	1,260,531.82	2.01
TOTAL	540	$62,602,883.05	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
60	1	$28,051.34	0.04%
120	7	368,075.74	0.59
180	163	17,911,683.38	28.61
240	25	2,370,307.21	3.79
300	3	519,901.96	0.83
360	341	41,404,863.42	66.14
TOTAL	540	$62,602,883.05	100.00%

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
56 - 56	1	$28,051.34	0.04%
111 - 112	3	111,146.03	0.18
113 - 114	3	202,402.82	0.32
115 - 116	1	54,526.89	0.09
169 - 170	2	269,710.61	0.43
171 - 172	64	7,071,843.68	11.30
173 - 174	44	4,848,491.44	7.74
175 - 176	53	5,721,637.65	9.14
231 - 232	11	1,058,982.70	1.69
233 - 234	5	564,843.22	0.90
173 - 174	9	746,481.29	1.19
291 - 292	2	400,441.71	0.64
295 - 296	1	119,460.25	0.19
351 - 352	117	13,300,114.48	21.25
353 - 354	108	14,086,695.13	22.50
355 - 356	116	14,018,053.81	22.39
TOTAL	540	$62,602,883.05	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	505	$58,551,530.82	93.53%
Condominium	15	1,652,328.34	2.64
Townhouse	12	1,408,569.40	2.25
Two-Four Family	8	990,454.49	1.58
TOTAL	540	$62,602,883.05	100.00%

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	518	$61,251,098.36	97.84%
Investor	22	1,351,784.69	2.16
TOTAL	540	$62,602,883.05	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	304	$34,354,801.75	54.78%
Purchase	155	19,071,158.07	30.46
Rate/Term Refinance	81	9,176,923.23	14.66
TOTAL	540	$62,602,883.05	100.00%

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
35.43 - 40.00	2	$260,218.40	0.42%
40.01 - 45.00	3	161,477.85	0.26
45.01 - 50.00	4	282,851.34	0.45
50.01 - 55.00	3	129,817.74	0.21
55.01 - 60.00	5	233,387.24	0.37
60.01 - 65.00	8	603,277.54	0.96
65.01 - 70.00	9	689,353.54	1.10
70.01 - 75.00	16	1,576,150.92	2.52
75.01 - 80.00	60	5,236,265.65	8.36
80.01 - 85.00	46	3,784,177.06	6.04
85.01 - 90.00	62	7,306,472.94	11.67
90.01 - 95.00	38	5,221,478.68	8.34
95.01 - 100.00	284	37,117,954.15	59.29
TOTAL	540	$62,602,883.05	100.00%

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	34	$3,295,235.54	5.26%
Arizona	1	174,069.16	0.28
Arkansas	11	851,150.61	1.36
Colorado	6	1,132,143.85	1.81
Connecticut	1	144,608.98	0.23
Delaware	14	2,198,062.50	3.51
Florida	24	3,180,052.24	5.08
Georgia	5	478,280.80	0.76
Illinois	5	950,606.10	1.52
Indiana	12	1,201,648.15	1.92
Iowa	3	279,512.82	0.45
Kansas	1	34,149.78	0.05
Kentucky	13	1,396,410.20	2.23
Louisiana	14	1,940,726.37	3.10
Maine	1	158,835.56	0.25
Maryland	8	1,379,926.72	2.20
Massachusetts	4	821,020.27	1.31
Michigan	22	2,001,569.43	3.20
Minnesota	7	908,902.16	1.45
Mississippi	8	524,200.38	0.84
Missouri	11	1,081,100.98	1.73
Nebraska	2	217,341.52	0.35
New Hampshire	5	971,466.15	1.55
New Jersey	3	547,687.12	0.87
New Mexico	3	299,121.04	0.48
New York	24	2,782,458.07	4.44
North Carolina	35	4,012,982.31	6.41
Ohio	25	3,326,840.82	5.31
Oklahoma	18	1,765,209.20	2.82
Oregon	1	209,291.64	0.33
Pennsylvania	64	7,978,201.15	12.74
Rhode Island	1	182,382.17	0.29
South Carolina	17	1,976,058.16	3.16
South Dakota	2	221,146.66	0.35
Tennessee	52	5,768,781.19	9.21

(Continued)

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
(Continued)			
Texas	48	4,006,331.56	6.40
Virginia	20	2,659,185.74	4.25
West Virginia	9	817,638.08	1.31
Wisconsin	6	728,547.87	1.16
TOTAL	540	$62,602,883.05	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	494	$57,640,148.28	92.07%
No Income Verification	42	4,492,906.62	7.18
Alternative Documentation	4	469,828.15	0.75
TOTAL	540	$62,602,883.05	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
518 - 525	1	$33,699.49	0.05%
526 - 550	8	486,399.84	0.78
551 - 575	9	724,207.16	1.16
576 - 600	38	3,640,459.61	5.82
601 - 625	78	7,218,384.39	11.53
626 - 650	85	9,271,644.23	14.81
651 - 675	67	7,840,581.57	12.52
676 - 700	74	8,717,692.63	13.93
701 - 725	71	9,982,860.49	15.95
726 - 750	57	7,664,530.70	12.24
751 - 775	30	4,086,686.74	6.53
776 - 800	20	2,506,368.25	4.00
801 - 806	2	429,367.95	0.69
TOTAL	540	$62,602,883.05	100.00%

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.750 - 6.000	5	$1,039,970.14	1.66%
6.001 - 7.000	121	19,130,404.13	30.56
7.001 - 8.000	236	26,994,479.68	43.12
8.001 - 9.000	142	13,004,545.21	20.77
9.001 - 10.000	26	1,807,242.01	2.89
10.001 - 11.000	8	530,805.67	0.85
11.001 - 11.100	2	95,436.21	0.15
TOTAL	540	$62,602,883.05	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fixed Rate 30 Year	341	$41,404,863.42	66.14%
Balloon 15/30	118	14,390,007.67	22.99
Fixed Rate 15 Year	45	3,521,675.71	5.63
Fixed Rate 20 Year	25	2,370,307.21	3.79
Fixed Rate 25 Year	3	519,901.96	0.83
Fixed Rate 10 Year	7	368,075.74	0.59
Fixed Rate 5 Year	1	28,051.34	0.04
TOTAL	540	$62,602,883.05	100.00%

Delinquency Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	535	$62,088,710.57	99.18%
30 Days Delinquent	5	514,172.48	0.82
TOTAL	540	$62,602,883.05	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Prepayment Penalty	472	$56,640,244.32	90.48%
No Prepayment Penalty	68	5,962,638.73	9.52
TOTAL	540	$62,602,883.05	100.00%

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	68	$5,962,638.73	9.52%
12	26	3,199,389.44	5.11
24	3	397,244.55	0.63
30	8	1,520,198.45	2.43
36	435	51,523,411.88	82.30
TOTAL	540	$62,602,883.05	100.00%

Group III Mortgage Loans
As of the Cut-off Date

Number Of Loans	735				
Total Outstanding Principal Balance	$104,388,871.95				
			Minimum	**Maximum**	
Average Original Loan Amount	$142,866.75		$30,000.00	$595,000.00	
Average Outstanding Principal Balance	$142,025.68		$29,852.43	$592,497.25	
Weighted Average Current Loan Rate	7.350	%	5.500	11.200	%
ARM Characteristics					
Weighted Average Gross Margin	6.825	%	4.900	9.300	%
Weighted Average Maximum Loan Rate	13.343	%	11.500	15.950	%
Weighted Average Minimum Loan Rate	7.343	%	5.500	9.950	%
Weighted Average Initial Periodic Rate Cap	3.000	%	3.000	3.000	%
Weighted Average Periodic Rate Cap	1.000	%	1.000	1.000	%
Weighted Average Months To Roll	21	months	13	32	months
Weighted Average Original Term	342.90	months	120.00	360.00	months
Weighted Average Remaining Term	336.53	months	111.00	357.00	months
Weighted Average Original LTV	94.01	%	14.56	100.00	%
Weighted Average Credit Score	661		502	811	
First Pay Date			Nov 22, 2002	Jun 17, 2003	
Maturity Date			Dec 07, 2012	May 17, 2033	

Top Lien Position Concentrations ($)	100.00 % First Lien
Top Balloon Flag Concentrations ($)	92.26 % Fully Amortizing, 7.74 % Balloon
Top Property State Concentrations ($)	7.52 % Ohio, 7.03 % Pennsylvania, 6.11 % North Carolina
Maximum Zip Code Concentration ($)	0.70 % 37615

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
29,852 - 50,000	30	$1,259,825.01	1.21%
50,001 - 100,000	242	18,713,037.11	17.93
100,001 - 150,000	215	26,659,899.40	25.54
150,001 - 200,000	126	21,672,536.13	20.76
200,001 - 250,000	43	9,629,410.99	9.22
250,001 - 300,000	25	6,757,598.18	6.47
300,001 - 350,000	29	9,659,221.29	9.25
350,001 - 400,000	20	7,474,680.24	7.16
450,001 - 500,000	3	1,432,322.91	1.37
500,001 - 550,000	1	537,843.44	0.52
550,001 - 592,497	1	592,497.25	0.57
TOTAL	735	$104,388,871.95	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	2	$147,846.65	0.14%
180	69	9,106,719.29	8.72
240	10	921,612.68	0.88
360	654	94,212,693.33	90.25
TOTAL	735	$104,388,871.95	100.00%

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
111 - 112	1	$85,883.42	0.08%
113 - 114	1	61,963.23	0.06
171 - 172	29	3,496,007.75	3.35
173 - 174	18	2,540,715.20	2.43
175 - 176	22	3,069,996.34	2.94
231 - 232	6	563,034.37	0.54
233 - 234	2	156,891.54	0.15
173 - 174	2	201,686.77	0.19
349 - 350	6	787,948.88	0.75
351 - 352	223	31,462,869.73	30.14
353 - 354	201	29,034,196.51	27.81
355 - 356	222	32,525,227.08	31.16
357 - 357	2	402,451.13	0.39
TOTAL	735	$104,388,871.95	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	690	$98,021,950.79	93.90%
Condominium	22	2,316,776.72	2.22
Two-Four Family	11	2,096,633.59	2.01
Townhouse	12	1,953,510.85	1.87
TOTAL	735	$104,388,871.95	100.00%

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	718	$103,230,937.03	98.89%
Investor	17	1,157,934.92	1.11
TOTAL	735	$104,388,871.95	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	369	$52,326,398.22	49.54%
Purchase	275	37,799,059.74	36.21
Rate/Term Refinance	90	14,081,043.43	13.49
Land Contract	1	182,370.56	0.17
TOTAL	735	$104,388,871.95	100.00%

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
14.56 - 15.00	1	$37,827.68	0.04%
30.01 - 35.00	1	42,189.04	0.04
35.01 - 40.00	1	31,830.52	0.03
40.01 - 45.00	1	67,760.25	0.06
45.01 - 50.00	3	265,444.89	0.25
50.01 - 55.00	6	346,213.00	0.33
55.01 - 60.00	4	398,343.13	0.38
60.01 - 65.00	4	206,627.57	0.20
65.01 - 70.00	12	1,435,318.45	1.37
70.01 - 75.00	21	2,623,436.33	2.51
75.01 - 80.00	63	8,057,266.55	7.72
80.01 - 85.00	51	7,067,433.17	6.77
85.01 - 90.00	76	12,168,242.61	11.66
90.01 - 95.00	44	6,674,713.13	6.39
95.01 - 100.00	447	64,966,225.63	62.23
TOTAL	735	$104,388,871.95	100.00%

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	38	$5,369,548.70	5.14%
Arkansas	16	1,912,031.64	1.83
California	7	2,223,091.22	2.13
Colorado	6	1,392,353.32	1.33
Connecticut	3	577,923.57	0.55
Delaware	10	1,544,397.20	1.48
Florida	38	5,357,143.99	5.13
Georgia	9	898,135.48	0.86
Illinois	19	3,256,305.27	3.12
Indiana	27	2,814,198.27	2.70
Iowa	6	725,336.53	0.69
Kansas	10	809,092.86	0.78
Kentucky	21	2,270,038.14	2.17
Louisiana	13	1,415,470.37	1.36
Maine	2	349,884.26	0.34
Maryland	20	3,977,464.14	3.81
Massachusetts	6	1,145,165.49	1.10
Michigan	45	6,086,779.82	5.83
Minnesota	16	3,129,701.29	3.00
Mississippi	10	1,059,860.86	1.02
Missouri	27	3,699,502.50	3.54
Nebraska	11	1,184,143.11	1.13
New Hampshire	8	1,758,846.18	1.68
New Jersey	15	3,084,106.15	2.95
New York	8	1,693,155.16	1.62
North Carolina	48	6,380,109.90	6.11
Ohio	63	7,855,125.09	7.52
Oklahoma	11	1,017,043.36	0.97
Oregon	1	71,294.19	0.07
Pennsylvania	50	7,341,657.43	7.03
Rhode Island	3	643,199.17	0.62
South Carolina	20	2,507,654.70	2.40
Tennessee	42	6,256,520.21	5.99
Texas	25	2,729,844.15	2.62
Virginia	41	6,369,834.68	6.10
Washington	1	166,982.90	0.16

(Continued)

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
(Continued)			
West Virginia	5	716,883.11	0.69
Wisconsin	33	4,509,413.50	4.32
Wyoming	1	89,634.04	0.09
TOTAL	735	$104,388,871.95	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	647	$90,507,611.96	86.70%
No Income Verification	83	13,007,207.93	12.46
Alternative Documentation	5	874,052.06	0.84
TOTAL	735	$104,388,871.95	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
502 - 525	3	$498,478.89	0.48%
526 - 550	13	1,022,273.62	0.98
551 - 575	31	3,479,496.12	3.33
576 - 600	47	6,536,555.59	6.26
601 - 625	86	11,122,588.76	10.65
626 - 650	197	25,903,870.02	24.81
651 - 675	121	18,470,253.54	17.69
676 - 700	87	13,297,196.84	12.74
701 - 725	75	12,266,293.60	11.75
726 - 750	37	5,483,180.33	5.25
751 - 775	23	3,257,846.79	3.12
776 - 800	13	2,792,717.55	2.68
801 - 811	2	258,120.30	0.25
TOTAL	735	$104,388,871.95	100.00%

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.500 - 6.000	24	$5,277,981.59	5.06%
6.001 - 7.000	193	33,315,590.10	31.91
7.001 - 8.000	349	47,899,684.95	45.89
8.001 - 9.000	139	15,429,403.48	14.78
9.001 - 10.000	26	2,249,950.95	2.16
10.001 - 11.000	3	174,793.59	0.17
11.001 - 11.200	1	41,467.29	0.04
TOTAL	735	$104,388,871.95	100.00%

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.900 - 5.000	2	$523,514.83	0.72%
5.001 - 6.000	48	9,274,131.77	12.74
6.001 - 7.000	258	37,615,163.10	51.68
7.001 - 8.000	160	21,210,675.18	29.14
8.001 - 9.000	37	4,039,818.72	5.55
9.001 - 9.300	2	122,004.63	0.17
TOTAL	507	$72,785,308.23	100.00%

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.500 - 12.000	17	$3,741,895.24	5.14%
12.001 - 13.000	131	21,633,893.63	29.72
13.001 - 14.000	256	35,422,627.65	48.67
14.001 - 15.000	85	10,240,665.48	14.07
15.001 - 15.950	18	1,746,226.23	2.40
TOTAL	507	$72,785,308.23	100.00%

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.500 - 6.000	17	$3,741,895.24	5.14%
6.001 - 7.000	131	21,633,893.63	29.72
7.001 - 8.000	256	35,422,627.65	48.67
8.001 - 9.000	85	10,240,665.48	14.07
9.001 - 9.950	18	1,746,226.23	2.40
TOTAL	507	$72,785,308.23	100.00%

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.000	507	$72,785,308.23	100.00%
TOTAL	507	$72,785,308.23	100.00%

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	507	$72,785,308.23	100.00%
TOTAL	507	$72,785,308.23	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Mo LIBOR ARM	351	$50,983,682.71	48.84%
3/27 6 Mo LIBOR ARM	156	21,801,625.52	20.89
Fixed Rate 30 Year	147	21,427,385.10	20.53
Balloon 15/30	56	8,078,323.57	7.74
Fixed Rate 15 Year	13	1,028,395.72	0.99
Fixed Rate 20 Year	10	921,612.68	0.88
Fixed Rate 10 Year	2	147,846.65	0.14
TOTAL	735	$104,388,871.95	100.00%

Delinquency Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	716	$101,723,285.40	97.45%
30 Days Delinquent	19	2,665,586.55	2.55
TOTAL	735	$104,388,871.95	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Prepayment Penalty	671	$96,661,142.99	92.60%
No Prepayment Penalty	64	7,727,728.96	7.40
TOTAL	735	$104,388,871.95	100.00%

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	64	$7,727,728.96	7.40%
12	20	3,006,545.25	2.88
24	204	29,671,557.79	28.42
30	13	2,711,336.40	2.60
36	434	61,271,703.55	58.70
TOTAL	735	$104,388,871.95	100.00%